A MESSAGE FROM **BANDERA PARTNERS** TO OUR FELLOW **STOCKHOLDERS OF LUBY'S, INC.**

Luby's 2019 Annual Meeting of Stockholders is scheduled to be held on Friday, January 25, 2019. You have likely received proxy materials from the Company, some printed in color, on fancy paper, paid for with stockholders' money.

If you wish to support Bandera's nominees, Phil Gramm, Stacy Hock, Savneet Singh, and Jeff Gramm, **DO NOT** vote using Luby's WHITE proxy card. A vote on Luby's WHITE proxy card AGAINST the current Board of Directors is **NOT** a vote for our Nominees and helps the current Board!

TO SUPPORT OUR NOMINEES, PLEASE **ONLY** VOTE USING THE **GOLD** PROXY CARD.

Proxy voting is confusing: for assistance on how to vote your **GOLD** proxy, please contact InvestorCom at (877) 972-0090 or email info@investor-com.com

For questions about our slate of qualified nominees, please contact Jeff Gramm at (212) 232-4583 or email jeff@banderapartners.com

Only your most recently voted proxy counts. If you want to support our nominees, please vote the enclosed **GOLD** PROXY CARD. Do **NOT** vote future white proxy cards from Luby's. If you vote against the current board on a future white proxy, it will erase your vote for our nominees on our **GOLD** PROXY CARD.

We strongly believe that what is happening at Luby's is wrong and that stockholders like yourself are being disregarded by the incumbent Board of Directors. If you are tired of years of unfulfilled promises, poor financial and operating performance, value destroying capital allocation, and excessive executive and director compensation, PLEASE VOTE THE **GOLD** PROXY.

THE TIME FOR CHANGE IS NOW!

For assistance on how to vote your GOLD proxy, please contact InvestorCom at (877) 972-0090 or by email at info@investor-com.com.



Toll Free (877) 972-0090
Banks and Brokers call collect (203) 972-9300
info@investor-com.com

TO SUPPORT OUR NOMINEES, PLEASE **ONLY** VOTE USING THE **GOLD** PROXY CARD.